FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of March, 2004


                                 UNILEVER PLC
                (Translation of registrant's name into English)

                  UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            UNILEVER PLC


                                        /S/ S G WILLIAMS
                                        By  S G WILLIAMS
                                            SECRETARY


Date: March 26, 2004

                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to London Stock Exchange dated
                            26 March 2004 - Director Shareholding

Exhibit 99


                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

UNILEVER PLC

2) Name of director

MR A BURGMANS

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

DIRECTOR

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

CenE Bankiers

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

SHARES ACQUIRED AS PART OF ANNUAL BONUS, WITH MATCHING NUMBER OF SHARES AWARDED PURSUANT TO THE UNILEVER SHARE MATCHING SCHEME

7) Number of shares/amount of
stock acquired

4,192 Acquired
4,192 Matching

8) Percentage of issued class

NEG

9) Number of shares/amount
of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

ORDINARY SHARES OF 1.4P EACH

12) Price per share

ACQUIRED SHARES: 519.50P
MATCHING SHARES: NIL

13) Date of transaction

24 MARCH 2004

14) Date company informed

25 MARCH 2004

15) Total holding following this notification

102,179

16) Total percentage holding of issued class following this notification

NEG

If a director has been granted options by the company please complete the following boxes

17) Date of grant

N/A

18) Period during which or date on which exercisable

N/A

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22) Total number of shares or debentures over which options held following this notification

N/A

23) Any additional information

N/A

24) Name of contact and telephone number for queries

Joanne McDonald 0207 822 5860

25) Name and signature of authorised company official responsible for making this notification

Alison Dillon
Deputy Secretary

Date of Notification:

26 MARCH 2004





                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

UNILEVER PLC

2) Name of director

MR N W A FITZGERALD

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

DIRECTOR

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

CenE Bankiers

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

SHARES ACQUIRED AS PART OF ANNUAL BONUS, WITH MATCHING NUMBER OF SHARES AWARDED PURSUANT TO THE UNILEVER SHARE MATCHING SCHEME

7) Number of shares/amount of
stock acquired

4,911 Acquired
4,911 Matching

8) Percentage of issued class

NEG

9) Number of shares/amount
of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

ORDINARY SHARES OF 1.4P EACH

12) Price per share

ACQUIRED SHARES: 519.50P
MATCHING SHARES: NIL

13) Date of transaction

24 MARCH 2004

14) Date company informed

25 MARCH 2004

15) Total holding following this notification

445,828

16) Total percentage holding of issued class following this notification

0.015%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

N/A

18) Period during which or date on which exercisable

N/A

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22) Total number of shares or debentures over which options held following this notification

N/A

23) Any additional information

N/A

24) Name of contact and telephone number for queries

Joanne McDonald 0207 822 5860

25) Name and signature of authorised company official responsible for making this notification

Alison Dillon
Deputy Secretary

Date of Notification

26 MARCH 2004

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

UNILEVER PLC

2) Name of director

MR A C BUTLER

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

DIRECTOR

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

CenE Bankiers

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

SHARES ACQUIRED AS PART OF ANNUAL BONUS, WITH MATCHING NUMBER OF SHARES AWARDED PURSUANT TO THE UNILEVER SHARE MATCHING SCHEME

7) Number of shares/amount of
stock acquired

2,452 Acquired
2,452 Matching

8) Percentage of issued class

NEG

9) Number of shares/amount
of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

ORDINARY SHARES OF 1.4P EACH

12) Price per share

ACQUIRED SHARES: 519.50P
MATCHING SHARES: NIL

13) Date of transaction

24 MARCH 2004

14) Date company informed

25 MARCH 2004

15) Total holding following this notification

85,341

16) Total percentage holding of issued class following this notification

NEG

If a director has been granted options by the company please complete the following boxes

17) Date of grant

N/A

18) Period during which or date on which exercisable

N/A

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22) Total number of shares or debentures over which options held following this notification

N/A

23) Any additional information

N/A

24) Name of contact and telephone number for queries

Joanne McDonald 0207 822 5860

25) Name and signature of authorised company official responsible for making this notification

Alison Dillon
Deputy Secretary

Date of Notification

26 MARCH 2004

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

UNILEVER PLC

2) Name of director

MR P J CESCAU

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

DIRECTOR

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

CenE Bankiers

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

SHARES ACQUIRED AS PART OF ANNUAL BONUS, WITH MATCHING NUMBER OF SHARES AWARDED PURSUANT TO THE UNILEVER SHARE MATCHING SCHEME

7) Number of shares/amount of
stock acquired

3,265 Acquired
3,265 Matching

8) Percentage of issued class

NEG

9) Number of shares/amount
of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

ORDINARY SHARES OF 1.4P EACH

12) Price per share

ACQUIRED SHARES: 519.50P
MATCHING SHARES: NIL

13) Date of transaction

24 MARCH 2004

14) Date company informed

25 MARCH 2004

15) Total holding following this notification

65,688

16) Total percentage holding of issued class following this notification

NEG

If a director has been granted options by the company please complete the following boxes

17) Date of grant

N/A

18) Period during which or date on which exercisable

N/A

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22) Total number of shares or debentures over which options held following this notification

N/A

23) Any additional information

N/A

24) Name of contact and telephone number for queries

Joanne McDonald 0207 822 5860

25) Name and signature of authorised company official responsible for making this notification

Alison Dillon
Deputy Secretary

Date of Notification

26 MARCH 2004



                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

UNILEVER PLC

2) Name of director

MR K B DADISETH

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

DIRECTOR

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

CenE Bankiers

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

SHARES ACQUIRED AS PART OF ANNUAL BONUS, WITH MATCHING NUMBER OF SHARES AWARDED PURSUANT TO THE UNILEVER SHARE MATCHING SCHEME

7) Number of shares/amount of
stock acquired

3,081 Acquired
3,081 Matching

8) Percentage of issued class

NEG

9) Number of shares/amount
of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

ORDINARY SHARES OF 1.4P EACH

12) Price per share

ACQUIRED SHARES: 519.50P
MATCHING SHARES: NIL

13) Date of transaction

24 MARCH 2004

14) Date company informed

25 MARCH 2004

15) Total holding following this notification

62,254

16) Total percentage holding of issued class following this notification

NEG

If a director has been granted options by the company please complete the following boxes

17) Date of grant

N/A

18) Period during which or date on which exercisable

N/A

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22) Total number of shares or debentures over which options held following this notification

N/A

23) Any additional information

N/A

24) Name of contact and telephone number for queries

Joanne McDonald 0207 822 5860

25) Name and signature of authorised company official responsible for making this notification

Alison Dillon
Deputy Secretary

Date of Notification

26 MARCH 2004

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

UNILEVER PLC

2) Name of director

MR A R VAN HEEMSTRA

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

DIRECTOR

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

CenE Bankiers

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

SHARES ACQUIRED AS PART OF ANNUAL BONUS, WITH MATCHING NUMBER OF SHARES AWARDED PURSUANT TO THE UNILEVER SHARE MATCHING SCHEME

7) Number of shares/amount of
stock acquired

2,242 Acquired
2,242 Matching

8) Percentage of issued class

NEG

9) Number of shares/amount
of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

ORDINARY SHARES OF 1.4P EACH

12) Price per share

ACQUIRED SHARES: 519.50P
MATCHING SHARES: NIL

13) Date of transaction

24 MARCH 2004

14) Date company informed

25 MARCH 2004

15) Total holding following this notification

47,844

16) Total percentage holding of issued class following this notification

NEG

If a director has been granted options by the company please complete the following boxes

17) Date of grant

N/A

18) Period during which or date on which exercisable

N/A

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22) Total number of shares or debentures over which options held following this notification

N/A

23) Any additional information

N/A

24) Name of contact and telephone number for queries

Joanne McDonald 0207 822 5860

25) Name and signature of authorised company official responsible for making this notification

Alison Dillon
Deputy Secretary

Date of Notification

26 MARCH 2004

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

UNILEVER PLC

2) Name of director

MR R H P MARKHAM

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

DIRECTOR

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

CenE Bankiers

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

SHARES ACQUIRED AS PART OF ANNUAL BONUS, WITH MATCHING NUMBER OF SHARES AWARDED PURSUANT TO THE UNILEVER SHARE MATCHING SCHEME

7) Number of shares/amount of
stock acquired

2,794 Acquired
2,794 Matching

8) Percentage of issued class

NEG

9) Number of shares/amount
of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

ORDINARY SHARES OF 1.4P EACH

12) Price per share

ACQUIRED SHARES: 519.50P
MATCHING SHARES: NIL

13) Date of transaction

24 MARCH 2004

14) Date company informed

25 MARCH 2004

15) Total holding following this notification

101,540

16) Total percentage holding of issued class following this notification

NEG

If a director has been granted options by the company please complete the following boxes

17) Date of grant

N/A

18) Period during which or date on which exercisable

N/A

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22) Total number of shares or debentures over which options held following this notification

N/A

23) Any additional information

N/A

24) Name of contact and telephone number for queries

Joanne McDonald 0207 822 5860

25) Name and signature of authorised company official responsible for making this notification

Alison Dillon
Deputy Secretary


Date of Notification

26 MARCH 2004



                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

UNILEVER PLC

2) Name of director

MR C B STRAUSS


3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

DIRECTOR

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

CenE Bankiers

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

SHARES ACQUIRED AS PART OF ANNUAL BONUS, WITH MATCHING NUMBER OF SHARES AWARDED PURSUANT TO THE UNILEVER SHARE MATCHING SCHEME

7) Number of shares/amount of
stock acquired

5,565 Acquired
5,565 Matching

8) Percentage of issued class

NEG

9) Number of shares/amount
of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

ORDINARY SHARES OF 1.4P EACH

12) Price per share

ACQUIRED SHARES: 519.50P
MATCHING SHARES: NIL

13) Date of transaction

24 MARCH 2004

14) Date company informed

25 MARCH 2004

15) Total holding following this notification

85,710 (PARTIALLY HELD AS ADRs)

16) Total percentage holding of issued class following this notification

NEG

If a director has been granted options by the company please complete the following boxes

17) Date of grant

N/A

18) Period during which or date on which exercisable

N/A

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22) Total number of shares or debentures over which options held following this notification

N/A

23) Any additional information

N/A

24) Name of contact and telephone number for queries

Joanne McDonald 0207 822 5860

25) Name and signature of authorised company official responsible for making this notification

Alison Dillon
Deputy Secretary

Date of Notification

26 MARCH 2004